Exhibit 4.64

August 30, 2004

Mr. John Maguire

306 Victoria Crescent

Winnipeg, MB R2M 1X9

Dear John:

Re:	Amendment to Employment Agreement dated December 1, 2003 (“Agreement”)

This is to confirm the discussions held with you in respect of the above-referenced matter. Your terms of employment with CanWest Global Communications Corp. (“CanWest”) are amended as follows:

1.	Section entitled “Base Salary” of the Agreement is deleted in its entirety and replaced with the following:

Base Salary:	Effective September 1st, 2004: $450,000.

2.	Section entitled “Incentive Entitlement” of the Agreement is deleted in its entirety and replaced with the following:

Incentive Entitlement:	You will be entitled to earn up to 75% at target of your Base Salary to a maximum of 100% of your Base Salary as an annual incentive in fiscal 2005 for satisfactory performance being the achievement of mutually agreed to personal objectives and the financial performance of the Company.

3.	Section entitled “Stock Options” of the Agreement is deleted in its entirety and replaced with the following:

Stock Options:	It will be recommended to the Board of CanWest that in November, 2004, you be eligible to receive up to 50,000 options annually in the ESOP. Participants in the ESOP who are terminated or resign, notwithstanding any particular severance arrangements (including work continuance), are bound by the provisions of the ESOP.

Except as modified above, all the terms and conditions of the Agreement remain in full force and effect and the Agreement as hereby amended, represent all the terms and conditions of your employment with CanWest. If you are in agreement with the modifications to the Agreement set out herein, please sign and return a duplicate copy of this memorandum to my attention. John, I look forward to hearing from you.

Yours sincerely,

Leonard Asper President & Chief Executive Officer

Acknowledged and Accepted by:

John Maguire

Date

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